AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 1998


                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549


                                     FORM 11-K


(Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                    FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                         or

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file Number:  0-22334


              LODGENET ENTERTAINMENT CORPORATION 401(K) PLAN AND TRUST
              --------------------------------------------------------
                                (Title of the Plan)


                         LODGENET ENTERTAINMENT CORPORATION
                         ----------------------------------
            (Name of Issuer of the Securities Held Pursuant to the Plan)




      DELAWARE                                     46-0371161
      --------                                     ----------
(State of Incorporation)                (IRS Employer Identification Number)


              3900 W. INNOVATION ST., SIOUX FALLS, SOUTH DAKOTA  57107
              --------------------------------------------------------
                      (Address of Principal Executive Offices)

                                   (605) 988-1000
                                   --------------
                (Registrant's Telephone Number, including Area Code)

                                        INDEX


                                                                          PAGES
                                                                          -----
Form 11-K cover page for the LodgeNet Entertainment Corporation
   401(k) Plan and Trust . . . . . . . . . . . . . . . . . . . . . . .   Cover

Index. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2

Signature. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of The LodgeNet
Entertainment Corporation 401(k) Plan and Trust for the time periods specified below are submitted herewith together with the independent auditor's report thereon:

Independent Auditor's Report . . . . . . . . . . . . . . . . . . . . .     F-1

Statement of Net Assets Available for Plan Benefits
   at December 31, 1997 and 1996 . . . . . . . . . . . . . . . . . . .     F-2

Statements of Changes in Net Assets Available for Plan Benefits
   for the year ended December 31, 1997  . . . . . . . . . . . . . . .     F-4

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . .     F-5

Supplementary Schedules:

   Schedule of assets held for investment purposes . . . . . . . . . .     F-9
   Schedule of reportable transactions . . . . . . . . . . . . . . . .    F-10

Consent of Independent Auditors. . . . . . . . . . . . . . . . . . . .    F-11


All other schedules are omitted since the required information is not present, or is not present in the amounts sufficient to require submission of a schedule; or because the information required is included in the financial statements and notes thereto.

SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                    LodgeNet Entertainment Corporation 401(k) Plan and Trust
                    --------------------------------------------------------
                                   (Name of Plan)



Date:  July 15, 1998          /s/ Tim C. Flynn
                              ----------------------------------------
                              Tim C. Flynn
                              President, Chief Executive Officer,
                              and Plan Trustee

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
LodgeNet Entertainment Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 1997 and 1996, and for the year ended December 31, 1997, present fairly, in all material respects, the financial status of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 1997, and the changes in its financial status for the year then ended in conformity with generally accepted accounting principles.

The schedules of assets held for investment purposes and reportable transactions that accompany the Plan's financial statements do not disclose the historical cost basis of investments held and investments purchased and sold. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of LodgeNet Entertainment Corporation are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, except for the omission of the information discussed in the preceding paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
   May 20, 1998

                    LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

                    Statement of Net Assets Available for Benefits

                               As of December 31, 1997


                                  Dreyfus     Fidelity   Neuberger/     Oppen-        20th         Nation-
                                  S&P 500      Asset     Berman Ltd.    heimer       Century        wide        Dreyfus
                                  Index       Manager       Bond        Global        Ultra      Virtuoso II    A Bond
                                ----------  ----------   -----------   ---------   ----------    -----------   --------
INVESTMENTS, at market value:
  Growth fund                  $1,042,517    $      -      $     -      $      -   $        -    $      -      $     -
  Balanced fund                         -     593,533            -             -            -           -            -
  Bond funds                            -           -       92,163             -            -           -       81,850
  International fund                    -           -            -       482,590            -           -            -
  Aggressive growth fund                -           -            -             -    1,185,753           -            -
  Stable value fund                     -           -            -             -            -     137,852            -
  Stock fund                            -           -            -             -            -           -            -
  Participant loans                     -           -            -             -            -           -            -
                               ----------    --------      -------      --------   ----------    --------      -------
     Total investments          1,042,517     593,533       92,163       482,590    1,185,753     137,852       81,850

CONTRIBUTIONS RECEIVABLE:
  Participant                         917         440            -             -        1,183           -            -
  Employer                            110          65            -             -          130           -            -
                               ----------    --------      -------      --------   ----------    --------      -------
     Net assets available
       for benefits            $1,043,544    $594,038      $92,163      $482,590   $1,187,066    $137,852      $81,850
                               ----------    --------      -------      --------   ----------    --------      -------
                               ----------    --------      -------      --------   ----------    --------      -------

                                     Nation-    Warburg                 Fidelity     American
                                      wide      Pincus     Janus        Advisor      Century      LodgeNet
                                      Money    Emerging    World-       Growth       Income &      Common      Loan
                                     Market     Growth      wide      Opportunity     Growth       Stock       Fund        Total
                                    --------   --------    -------    -----------    ---------   ---------   --------   ----------

INVESTMENTS, at market value:
  Growth fund                     $     -      $    -      $     -       $27,148      $45,174     $     -     $      - $1,114,839
  Balanced fund                         -           -            -             -            -           -            -    593,533
  Bond funds                            -           -            -             -            -           -            -    174,013
  International fund                    -           -       84,212             -            -           -            -    566,802
  Aggressive growth fund                -       8,146            -             -            -           -            -  1,193,899
  Stable value fund                29,290           -            -             -            -           -            -    167,142
  Stock fund                            -           -            -             -            -      99,045            -     99,045
  Participant loans                     -           -            -             -            -           -      217,055    217,055
                                  -------      ------      -------       -------      -------     -------     -------- ----------
     Total investments             29,290       8,146       84,212        27,148       45,174      99,045      217,055  4,126,328

CONTRIBUTIONS RECEIVABLE:
  Participant                           -         324          162           324            -           -            -      3,350
  Employer                              -          22           11            22            -           -            -        360
                                  -------      ------      -------       -------      -------     -------     -------- ----------
     Net assets available
       for benefits               $29,290      $8,492      $84,385       $27,494      $45,174     $99,045     $217,055 $4,130,038
                                  -------      ------      -------       -------      -------     -------     -------- ----------
                                  -------      ------      -------       -------      -------     -------     -------- ----------


            The accompanying notes are an integral part of this statement.

                    LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

                    Statement of Net Assets Available for Benefits

                               As of December 31, 1996


                                   Dreyfus   Fidelity   Neuberger/                    20th          Nation-
                                   Peoples    Asset     Berman Ltd    Oppenheimer    Century         wide         Dreyfus
                                    Index    Manager      Bond          Global        Ultra       Virtuoso II     A Bond
                                  --------   --------   ----------    -----------   ---------     -----------    --------
INVESTMENTS, at market value:
  Growth fund                    $529,697    $      -     $     -       $      -    $       -       $     -      $     -
  Balanced fund                         -     420,748           -              -            -             -            -
  Bond funds                            -           -      62,807              -            -             -       43,807
  International fund                    -           -           -        275,507            -             -            -
  Aggressive growth fund                -           -           -              -      733,166             -            -
  Stable value fund                     -           -           -              -            -        66,228            -
  Money market fund                     -           -           -              -            -             -            -
  Stock fund                            -           -           -              -            -             -            -
  Participant loans                     -           -           -              -            -             -            -
                                 --------    --------     -------       --------     --------       -------      -------
     Total investments            529,697     420,748      62,807        275,507      733,166        66,228       43,807

CONTRIBUTIONS RECEIVABLE:
  Participant                       3,574       2,446         424          1,661        4,933           260          211
  Employer                            501         351          72            225          652            59           26
                                 --------    --------     -------       --------     --------       -------      -------
     Net assets available
       for benefits              $533,772    $423,545     $63,303       $277,393     $738,751       $66,547      $44,044
                                 --------    --------     -------       --------     --------       -------      -------
                                 --------    --------     -------       --------     --------       -------      -------


                                   Nation-
                                    wide     LodgeNet
                                    Money     Common      Loan
                                   Market     Stock       Fund         Total
                                   -------   --------    --------    ----------
INVESTMENTS, at market value:
  Growth fund                     $     -     $     -     $     -     $  529,697
  Balanced fund                         -           -           -        420,748
  Bond funds                            -           -           -        106,614
  International fund                    -           -           -        275,507
  Aggressive growth fund                -           -           -        733,166
  Stable value fund                     -           -           -         66,228
  Money market fund                 8,889           -           -          8,889
  Stock fund                            -      97,934           -         97,934
  Participant loans                     -           -      88,204         88,204
                                   ------     -------     -------     ----------
     Total investments              8,889      97,934      88,204      2,326,987

CONTRIBUTIONS RECEIVABLE:
  Participant                          63           -           -         13,572
  Employer                              4           -           -          1,890
                                   ------     -------     -------     ----------
     Net assets available
       for benefits                $8,956     $97,934     $88,204     $2,342,449
                                   ------     -------     -------     ----------
                                   ------     -------     -------     ----------


            The accompanying notes are an integral part of this statement.

                    LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

              Statement of Changes in Net Assets Available for Benefits

                         For the Year Ended December 31, 1997

                                     Dreyfus    Fidelity    Neuberger/     Oppen-      20th         Nation-
                                     S&P 500     Asset      Berman Ltd.    heimer    Century         wide        Dreyfus
                                      Index     Manager       Bond         Global     Ultra       Virtuoso II    A Bond
                                   ----------   --------    -----------  --------   ---------     -----------    -------
NET ASSETS AVAILABLE FOR
  BENEFITS, December 31, 1996      $  533,772  $423,545      $63,303     $277,393  $  738,751     $  66,547      $44,044
                                   ----------  --------      -------     --------  ----------      --------      -------
INCREASE (DECREASE)
  DURING THE YEAR:
    Contributions-
      Participant                     227,941   142,729       25,369      115,190     309,075        43,327       28,686
      Employer                         32,250    20,854        4,091       15,724      42,497         7,021        4,046
      Rollover                         60,484    38,605        7,216       47,315      90,039         8,491       24,993
                                   ----------  --------      -------     --------  ----------      --------      -------
       Total contributions            320,675   202,188       36,676      178,229     441,611        58,839       57,725

    Interest income                         -         -            -            -           -         5,279            -
    Net unrealized/ realized
      gains (loss)                    199,998    98,170        3,795       71,312     180,444             -        5,646
    Distributions to participants     (36,915)  (32,398)        (752)     (11,884)    (61,519)       (2,208)      (1,558)
    Net loan activity                 (24,263)  (20,955)        (502)     (21,117)    (41,385)       (9,337)     (11,258)
    Fund transfers, net                51,333   (76,217)     (10,335)     (10,997)    (69,768)       19,028      (12,617)
    Forfeitures, net                   (1,056)     (295)         (22)        (346)     (1,068)         (296)        (132)
                                   ----------  --------      -------     --------  ----------      --------      -------
      Net increase (decrease)
        during the year               189,097   (31,695)      (7,816)      26,968       6,704        12,466      (19,919)
                                   ----------  --------      -------     --------  ----------      --------      -------
NET ASSETS AVAILABLE FOR
  BENEFITS, December 31, 1997      $1,043,544  $594,038      $92,163     $482,590  $1,187,066      $137,852      $81,850
                                   ----------  --------      -------     --------  ----------      --------      -------
                                   ----------  --------      -------     --------  ----------      --------      -------


                                Nation-   Warburg                   Fidelity      American       Lodge-
                                 wide      Pincus      Janus        Advisor        Century        Net
                                Money     Emerging     World-        Growth       Income &       Common        Loan
                                Market     Growth      wide        Opportunity     Growth        Stock         Fund       Total
                                --------  ---------   -------      -----------    ---------      -------     ---------  ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, December 31, 1996  $ 8,956      $    -     $     -        $     -      $     -       $97,934     $ 88,204   $2,342,449
                               -------      ------     -------        -------      -------       -------     --------   ----------
INCREASE (DECREASE)
  DURING THE YEAR:
    Contributions-
      Participant               10,847       4,952      20,405          9,207        8,802        46,051            -      992,581
      Employer                   1,571         632       2,942          1,412        1,262         6,270            -      140,572
      Rollover                   5,450          27       7,748            442          756             -            -      291,566
                               -------      ------     -------        -------      -------       -------     --------   ----------
       Total contributions      17,868       5,611      31,095         11,061       10,820        52,321            -    1,424,719

    Interest income                  -           -           -              -            -             -       11,632       16,911
    Net unrealized/ realized
      gains (loss)                 599         162      (1,620)         1,571        1,754       (45,588)           -      516,243
    Distributions to
      participants                   -           -           -              -            -        (5,622)     (19,213)    (172,069)
    Net loan activity                -           -      (3,363)          (750)      (1,717)            -      136,432        1,785
    Fund transfers, net         (1,348)      2,719      58,273         15,612       34,317             -            -            -
    Forfeitures, net             3,215           -           -              -            -             -            -            -
                               -------      ------     -------        -------      -------       -------     --------   ----------
      Net increase (decrease)
        during the year          2,466       2,881      53,290         16,433       34,354       (51,210)     128,851      362,870
                               -------      ------     -------        -------      -------       -------     --------   ----------
NET ASSETS AVAILABLE FOR
  BENEFITS,
  December 31, 1997            $29,290      $8,492     $84,385        $27,494      $45,174       $99,045     $217,055   $4,130,038
                               -------      ------     -------        -------      -------       -------     --------   ----------
                               -------      ------     -------        -------      -------       -------     --------   ----------


            The accompanying notes are an integral part of this statement.

                    LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

                            Notes to Financial Statements

                              December 31, 1997 and 1996

1.   DESCRIPTION OF PLAN:

The following is not a comprehensive description of the plan and, therefore, does not include all situations and limitations covered by the plan. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The LodgeNet Entertainment Corporation 401(k) Plan (the Plan) is a defined contribution plan covering all full-time employees of LodgeNet Entertainment Corporation (the Company) who have 90 days of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

PLAN OPERATIONS

The Company functions as the plan administrator. The plan administrator utilizes Fringe Benefits Design, Inc. and Nationwide Life Insurance Company to provide record keeping and reporting services. Nationwide Life Insurance Company and Harris Bank and Trust are the asset custodians of the Plan. Administrative expenses of the Plan are paid by the Company and were $20,865 in 1997.

CONTRIBUTIONS

The Plan includes 401(k) basic and supplemental cash deferred arrangements. Participants in the Plan may make a basic voluntary contribution by salary deferral in amounts ranging from 1% to 15% of their compensation, as defined. The Company matches participant contributions in an amount equal to 25% of each participant's basic voluntary contribution, not to exceed 1% of their compensation, as defined.

The Company, at its discretion, may make nonelective contributions to the Plan. In a year in which the Company chooses to make nonelective contributions, the contributions will be allocated based upon a participant's proportionate share of total compensation for all participants. There were no nonelective contributions in 1997.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service based on the following percentages:

     Less than one year of service       0% vested
     One year but less than two         20% vested
     Two years but less than three      40% vested
     Three years but less than four     60% vested
     Four years but less than five      80% vested
     Five years or more                100% vested

If a participant dies or becomes disabled while still employed by the employer, his or her entire plan interest becomes 100% vested. Forfeitures of the nonvested employer contributions, resulting from participants who withdraw from the Plan, are used to reduce future employer contributions.

PARTICIPANT LOANS

Participants may borrow funds from the Plan up to 50% of their vested interest. Loans will not be granted in amounts less than $1,000 or greater than $50,000. Loans are evidenced by a promissory note and have a repayment period of no longer than five years, unless the loan qualifies as a home loan. The plan administrator will determine the appropriate interest rate by obtaining at least one quote from a financial institution, as chosen by the plan administrator, that is in the business of lending money.

DISTRIBUTION OF BENEFITS

Upon retirement, death, disability, or attainment of age 62, a participant or a participant's beneficiary, in the case of death, may receive the vested portion of the amount credited to the participant's account by a lump-sum payment or, if the invested portion exceeds $3,500, the participant may elect to receive periodic installment payments.

AMENDMENTS

Effective July 1, 1997, the Plan was amended to reduce the time requirement to become eligible to participate in the Plan from six months of service to 90 days of service following the employee's employment commencement date.

Also, effective January 1, 1998, the discretionary matching contribution of the Company will be increased to 50% of the first 6% of each participant's eligible contributions for the Plan year up to a maximum match of 3% of compensation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

INVESTMENTS

Participants have the opportunity to direct all money allocated to their accounts. Participants have thirteen investments from which to choose. A description of each investment is as follows:

     DREYFUS S&P 500 INDEX--Seeks investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. Considered to be a relatively volatile mutual fund option.

     FIDELITY ASSET MANAGER--Seeks capital appreciation. Considered to be a moderately volatile investment option.

     NEUBERGER/BERMAN LIMITED BOND--Seeks income, consistent with low risk to principal and liquidity. Considered to be a slightly volatile fund.

     OPPENHEIMER GLOBAL--Seeks capital appreciation; current income is not an objective. Considered to be the most volatile investment option.

     20TH CENTURY ULTRA--Seeks capital growth. This fund is viewed as next to the most volatile mutual fund option.

     NATIONWIDE VIRTUOSO II--Seeks the guarantee of principal and interest through an unallocated insurance contract. A new interest rate is declared annually. Considered to be the least volatile fund.

     DREYFUS A BOND--Seeks current income consistent with preservation of capital and maintenance of liquidity. Considered to be a slightly volatile fund.

     NATIONWIDE MONEY MARKET--Seeks to provide a high level of current income while preserving capital and maintaining liquidity. Considered to be a slightly volatile fund.

     WARBURG PINCUS EMERGING GROWTH--Seeks maximum capital appreciation. Considered to be a volatile investment option.

     JANUS WORLDWIDE--Seeks long-term growth of capital. This fund is considered to be moderately volatile.

     FIDELITY ADVISOR GROWTH OPPORTUNITY--Seeks to provide capital growth. Considered to be a moderately volatile investment option.

     AMERICAN CENTURY INCOME AND GROWTH--Seeks long-term growth of capital as well as current income. Considered to be a relatively volatile investment option.

     LODGENET COMMON STOCK--Invests in LodgeNet Entertainment Corporation common stock, limited to 10% of contributions made.

All of the investments described above, except for Nationwide Virtuoso II and LodgeNet common stock, are part of an unallocated insurance contract pooled separate account with Nationwide Life Insurance Company.

Net unrealized gains represent the increase in the market value of an investment from the end of the prior year or from the date of purchase, if purchased during the year, to the end of the current year.

3.   TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan continues to operate in compliance with the applicable requirements of the IRC and remains tax-exempt.

4.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

                    LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

          (EMPLOYER IDENTIFICATION NUMBER:  46-0371161) (PLAN NUMBER:  001)

              Item 27a--Schedule of Assets Held for Investment Purposes

                               As of December 31, 1997


 Number of
 Units or                                                                                    Market
  Shares                 Description                                            Cost         Value
----------  --------------------------------------------------------------    -------    -----------
  *         Nationwide Virtuoso II unallocated insurance contract**           $66,228    $   137,852
            Nationwide Arranger pooled separate accounts**:
  *           Dreyfus S&P 500 Index                                               *        1,042,517
  *           Fidelity Asset Manager                                              *          593,533
  *           Neuberger/Berman Limited Bond                                       *           92,163
  *           Oppenheimer Global                                                  *          482,590
  *           American Century 20th Century Ultra                                 *        1,185,753
  *           Dreyfus A Bond                                                      *           81,850
  *           Nationwide Money Market                                             *           29,290
  *           Fidelity Advisor Growth Opportunity                                 *           27,148
  *           Warburg Pincus Emerging Growth                                      *            8,146
  *           Janus Worldwide                                                     *           84,212
  *           American Century Income & Growth                                    *           45,174
  *         LodgeNet Entertainment Corporation common stock**                     *           99,045
  *         Loans to participants, with interest ranging form 8.0% to 9.85%       *          217,055
                                                                                          ----------
                     Total investments                                                    $4,126,328
                                                                                          ----------
                                                                                          ----------


*Information is not available from the asset custodians of the Plan.

**Denotes party in interest.

                    LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

           (EMPLOYER IDENTIFICATION NUMBER: 46-0371161) (PLAN NUMBER:  001)

                    Item 27d--Schedule of Reportable Transactions

                         For the Year Ended December 31, 1997


                                                                                        Total         Cost of
                                                          Number of                    Proceeds     Investments    Net
                                            Number of      Sales/     Total Cost of   From Sales/      Sold/       Gain
          Description                       Purchases     Maturities    Purchases     Maturities      Matured     (Loss)
--------------------------------------      ---------     ----------  -------------   -----------   -----------   ------
  Oppenheimer Global                           168           32         $141,806        $11,884         *           *
  American Century 20th Century Ultra          171           44          378,373         61,519         *           *
  Dreyfus S&P 500 Index                        139           41          275,758         36,915         *           *
  Fidelity Asset Manager                       133           29          176,052         32,398         *           *


  *Information is not available from the asset custodians of the Plan.

                      CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the Company's previously filed Registration Statement (Form S-8 No. 33-75906).





                                             ARTHUR ANDERSEN LLP





Minneapolis, Minnesota,
      July 13, 1998